Robert W. Wussler
                              President & Chief Executive Officer
                              The Wussler Group
                              7904 Sandalfoot Drive
                              Potomac, Maryland  20854-5448
                              December 23, 1996



VIA FAX 202-408-8891
Mr. Nicholas Chiaia


Dear Nick:

     Following up on our conversations of last Thursday and earlier today, it is my understanding that we are all moving forward.

     The 144 Committee of Nostalgia's Board have been in touch with its investment advisor Patricoff & Company, who in turn is seeking additional information from both Nostalgia and Concept, as indicated in their letter of December 16, 1996.

     It is my further understanding that you have extended until January 31st, the timeframe for Concept and the 144 Committee to come to an agreement regarding Nostalgia.

     I expect to be in the Washington area much of this week and the next, and can be reached at my office phone (301-961-1540) or my home phone (301-469-8444) in order that I may be contacted directly. My fax numbers are: office (301-961-1560) home (301-469-9591).

Sincerely,

/s/ Robert J. Wussler

Robert J. Wussler

cc:  Ted Sonde, Fax 202-626-3334
     Bill Lash, Fax 703-993-8088
     Squire Rushnell, Fax 202-289-6632
     John Carton, Fax 212-832-6946